UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-205883-11

Honda Auto Receivables 2018-3 Owner Trust

(Exact name of registrant as specified in its charter)

Central Index Key Number of issuing entity: 0001745376

1919 Torrance Blvd., 5th Floor, Torrance, CA 90501 (310) 972- 2412

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Honda Auto Receivables 2018-3 Owner Trust: 2.28000% Asset Backed Notes, Class A-1; 2.67% Asset Backed Notes, Class A-2;

2.95% Asset Backed Notes, Class A-3; 3.07% Asset Backed Notes, Class A-4.

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date:	None

Pursuant to the requirements of the Securities Exchange Act of 1934 Honda Auto Receivables 2018-3 Owner Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 25, 2022	By:	/s/ Paul C. Honda